SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2020
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Corporate Taxpayer’s ID (CNPJ/MF): 76.483.817/0001-20

Publicly Held Company

CVM Registration no. 1431-1

SEC (CUSIP) Registration 20441B407 – Preferred “B”

SEC (CUSIP) Registration 20441B308 – Common

LATIBEX Registration 29922 – Preferred “B”

NOTICE TO SHAREHOLDERS

Companhia Paranaense de Energia - COPEL hereby informs its shareholders that, at the 206th Ordinary Meeting held on September 16, 2020, the Board of Directors resolved:

1.	To pay, on September 30, 2020, the second installment of interest on equity for 2019, which was approved at COPEL’s 65th Annual Shareholders’ Meeting, held on April 28, 2020, as part of the allocation of net income for 2019, in two (2) installments, as per resolution of the Company’s 203th Ordinary Board of Directors’ Meeting, held on June 17, 2020. The first installment was paid on June 29, 2020.
	IOE PAID	1st INSTALLMENT	2nd INSTALLMENT
Payment date.................................................................		June 29, 2020	September 30, 2020
Gross total amount	643,000,000.00	321,500,000.00	321,500,000.00
Amount per common share - ON	2.24234788	1.12117394	1.12117394
Amount per class “A” preferred shares - PNA	3.94656966	1.97328483	1.97328483
Amount per class “B” preferred shares - PNB	2.46691920	1.23345960	1.23345960
Taxation pursuant to Law 9,249/95	15.00%	15.00%	15.00%

Note: The interest on equity paid in installments refers to the “Notice to Shareholders” released on December 5, 2019 and is payable to shareholders of record December 23, 2019. The shares were traded “ex-interest” as of December 26, 2019.

2.	To pay additional dividends to holders of class “A” preferred shares - PNA on September 30, 2020, related to the difference between the pre-tax and the post-tax IOE paid to the holders of these shares, which were imputed in the calculation of minimum priority dividends of class “A” preferred shares, between 2015 and 2019.
CLASS A PREFERRED SHARES’ COMPLEMENTARY DIVIDENDS
Payment date......................................	September 30, 2020
Gross total amount	781,331.33
Amount per class “A” preferred shares - PNA	2.39120595
Taxation pursuant to Law 9,249/95	0.00%
Shareholding position	September 21, 2020
Ex-dividends date	September 22, 2020

The payments will be made to the checking account informed by the shareholders in their registration data. Therefore, they must make sure their bank details registered with their brokerage companies are up to date. Shareholders whose shares are held in custody by Copel must send their up-to-date bank details to acionistas@copel.com

For additional clarification, please contact the Shareholder and Custody Department at acionistas@copel.com, or the international depositary bank BNY Mellon at cassandra.miranda@bnymellon.com

Curitiba, September 16, 2020

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date September 18, 2020

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.